(Check one):	UNITED STATES	OMB APPROVAL
☒ Form 10-K	SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0058
☐ Form 20-F	Washington, D.C. 20549	Expires: March 31, 2006
☐ Form 11-K		Estimated average burden hours per response… 2.50
☐ Form 10-Q	FORM 12b-25	SEC FILE NO. 000-50640
☐ Form N-SAR
☐ Form N-CSR	NOTIFICATION OF LATE FILING	CUSIP NUMBER 866615107

For Period Ended: December 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

SumTotal Systems, Inc.

Full Name of Registrant

Former Name if Applicable

1808 North Shoreline Boulevard

Address of Principal Executive Office (Street and Number)

Mountain View, California 94043

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

Due to the additional time required, in part, for (i) the Company to appropriately account for the settlement of the IpLearn litigation due to the close proximity of the Company’s Form 10-K filing date to the litigation settlement date, and (ii) completion of the Company’s accounting for the acquisition of Pathlore Software Corporation and the audit procedures thereof by the Company’s independent registered financial accountants, the Company cannot file its Form 10-K for the year ended December 31, 2005 within the prescribed period without unreasonable effort or expense. As of the date hereof, the Company believes it will be able to file its Form 10-K on or before March 31, 2006.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Erika Rottenberg (Name)	650 (Area Code)	934-9500 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 of 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company believes that the financial results reported by the Company on February 13, 2006 for the quarter and year ended December 31, 2005, after adjustment to include the financial impact of the IpLearn litigation settlement, fairly present in all material respects the financial condition and results of operations of the Company as of December 31, 2005. The settlement will result in increased accrued liabilities of $3.3 million from the previously reported numbers, being the net present value of the settlement which comprises an additional expense to the statement of operations of $2.7 million and an amount recoverable from the Pathlore acquisition escrow account of $0.6 million. However, until the Company and its external auditors complete their respective assessments and audit, there can be no assurance that there will not be material changes in previously reported financial results.

Information in this Form 12b-25 contains forward-looking statements. These statements represent the Company’s expectations or beliefs concerning future events and include statements, regarding, among others, the anticipated filing date of the Company’s Form 10-K for the year ended December 31, 2005 by March 31, 2006 and the completion of the Company’s external auditors’ audit procedures of the Company’s financial statements, including the Company’s accounting for its acquisition of Pathlore Software Corporation. These statements are not historical facts or guarantees of future performance or events and are based on current expectations, estimates, beliefs, assumptions, goals and objectives, and involve known and unknown risks, uncertainties and other factors that may cause actual results to materially differ from the results expressed or implied by these statements. Additional factors that could cause actual results to differ include, but are not limited to (i) adjustments made to the Company’s preliminary reporting of its financial results for the quarter and year ended December 31, 2005, including adjustments related to the acquisition accounting of the Company’s acquisition of Pathlore Software Corporation and the impact of the settlement agreement in the IpLearn patent litigation; (ii) failure to complete the year end audit by the Company’s external auditors which may delay, or prevent, the Company from filing its Form 10-K by the prescribed filing deadlines; (iii) failure to file a Form 10-K by the prescribed filing deadlines; and (iv) other events and other important factors disclosed previously and from time to time in the Company’s filings with the Securities and Exchange Commission, including the quarterly report filed on Form 10-Q on November 9, 2005. The Company assumes no obligation to update the information in this Form 12b-25.

SumTotal Systems, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date March 17, 2006	By	/s/ Erika Rottenberg
Erika Rottenberg
Senior Vice President, General Counsel and Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

March 16, 2006

U.S. Securities & Exchange Commission

Office of the Chief Accountant

100 F Street, NE

Washington, DC 20549

This letter is written in response to the requirement of Rule 12b-25(c) under the Securities Exchange Act of 1934 and in satisfaction of item (c) of Part II of Form 12b-25.

We are the independent auditors of SumTotal Systems, Inc. (the “Registrant”). The Registrant has stated in Part III of its filing on Form 12b-25 that it is unable to timely file, without unreasonable effort or expense, its Annual Report on Form 10-K for the year ended December 31, 2005 because our Firm has not yet completed our audits of the consolidated financial statements and internal control over financial reporting of the Registrant for the year ended December 31, 2005, and is therefore unable to furnish the required opinions on such financial statements and internal control over financial reporting.

We hereby advise you that we have read the statements made by the Registrant in Part III of its filing on Form 12b-25 and agree with the statements made therein. We are unable to complete our audit of the Registrant’s financial statements and internal control over financial reporting and furnish the required opinions by March 16, 2006 because of the timing of the finalization of the Registrant’s accounting for its October 2005 acquisition of Pathlore Software Corporation and the settlement of the IP infringement claim reached between the Registrant and IpLearn on March 14, 2006, and, as a result, have not yet had sufficient time to complete the auditing procedures that we consider necessary in the circumstances.

Very truly yours,

/s/ BDO Seidman, LLP